Mercedes-Benz Auto Lease Trust 2016-B
Investor Report

Collection Period Ended   31-Dec-2017

Amounts in USD

Dates

Collection Period No.	15				
Collection Period (from... to)	1-Dec-2017	31-Dec-2017			
Determination Date	11-Jan-2018				
Record Date	12-Jan-2018				
Payment Date	16-Jan-2018				
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2017	16-Jan-2018	Actual/360 Days	32	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2018	15-Dec-2017	15-Jan-2018	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	220,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	407,000,000.00	160,374,701.11	124,721,606.51	35,653,094.60	87.599741	0.306441
Class A-3 Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	95,160,000.00	95,160,000.00	95,160,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,037,160,000.00**	**570,534,701.11**	**534,881,606.51**	**35,653,094.60**		
Overcollateralization	195,353,851.10	203,364,785.43	203,364,785.43			
Total Securitization Value	**1,232,513,851.10**	**773,899,486.54**	**738,246,391.94**			
present value of lease payments	440,007,103.76	162,374,405.59	147,667,895.35			
present value of Base Residual Value	792,506,747.34	611,525,080.95	590,578,496.59			

	Amount	Percentage
Initial Overcollateralization Amount	195,353,851.10	15.85%
Target Overcollateralization Amount	203,364,785.43	16.50%
Current Overcollateralization Amount	203,364,785.43	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.150000%	153,692.42	0.377623	35,806,787.02	87.977364
Class A-3 Notes	1.350000%	354,375.00	1.125000	354,375.00	1.125000
Class A-4 Notes	1.520000%	120,536.00	1.266667	120,536.00	1.266667
Total		**628,603.42**		**$36,281,698.02**	

Amounts in USD

	Initial Balance	**Beginning Balance**	**Ending Balance**
Exchange Note Balance	1,170,888,158.55	712,273,793.99	676,620,699.39

Available 2016-B Collections	
Lease Payments Received	13,905,910.61
Net Sales Proceeds-early terminations (incl Defaulted Leases)	12,893,249.96
Net Sales Proceeds-scheduled terminations	12,295,612.61
Excess wear and tear included in Net Sales Proceeds	68,889.12
Excess mileage included in Net Sales Proceeds	225,401.99
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	19,517.10
Total Available Collections	**39,114,290.28**

Distribution on the Exchange Note	
(1) Total Servicing Fee	644,916.24
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.53%)	908,149.09
(3) Exchange Note Principal Distributable Amount	35,653,094.60
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	1,908,130.35
Total Distribution	**39,114,290.28**

Available Funds ABS Notes	
Total Exchange Note Payments	36,561,243.69
Reserve Account Draw Amount	0.00
Total Available Funds	**36,561,243.69**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	628,603.42
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	35,653,094.60
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	279,545.67
Total Distribution	**36,561,243.69**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	644,916.24	644,916.24	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	628,603.42	628,603.42	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	153,692.42	153,692.42	0.00
thereof on Class A-3 Notes	354,375.00	354,375.00	0.00
thereof on Class A-4 Notes	120,536.00	120,536.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	628,603.42	628,603.42	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,653,094.60	35,653,094.60	0.00
Principal Distribution Amount	35,653,094.60	35,653,094.60	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,081,284.63
Reserve Fund Amount - Beginning Balance	3,081,284.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,439.55
minus Net Investment Earnings	1,439.55
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,081,284.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,439.55
Net Investment Earnings on the Exchange Note	
Collection Account	18,077.55
Investment Earnings for the Collection Period	19,517.10

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,232,513,851.10	29,821
Securitization Value beginning of Collection Period	773,899,486.54	21,683
Principal portion of lease payments	10,415,766.15	
Terminations- Early	11,501,216.53	
Terminations- Scheduled	10,728,099.33	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,008,012.59	
Securitization Value end of Collection Period	738,246,391.94	20,908
Pool Factor	59.90%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.11	11.83
Weighted Average Seasoning (months)	13.52	25.09
Aggregate Base Residual Value	909,542,444.43	631,909,717.03
Cumulative Turn-in Ratio		91.18%
Proportion of base prepayment assumption realized life to date		64.68%
Actual lifetime prepayment speed		0.63%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	735,028,279.69	20,823	99.56%
31-60 Days Delinquent	2,407,720.94	64	0.33%
61-90 Days Delinquent	724,749.15	19	0.10%
91-120 Days Delinquent	85,642.16	2	0.01%
Total	738,246,391.94	20,908	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.110%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	593,156.02	20	12,698,149.43	337
Liquidation Proceeds	430,490.28		9,937,739.65	
Recoveries	181,821.33		1,976,897.22	
Principal Net Credit Loss / (Gain)	(19,155.59)		783,512.56	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.030)%
Prior Collection Period	0.070 %
Second Prior Collection Period	(0.173%)
Third Prior Collection Period	0.000 %
Four Month Average	(0.033)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.064%
Average Net Credit Loss / (Gain)	2,324.96

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	24,644,172.43	755	278,965,060.50	8,575
Sales Proceeds and Other Payments Received	23,452,433.51		285,276,270.86	
Residual Loss / (Gain)	1,191,738.92		(6,311,210.36)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.891%
Prior Collection Period	0.735 %
Second Prior Collection Period	(0.386%)
Third Prior Collection Period	(2.094%)
Four Month Average	0.037%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.512)%
Average Residual Loss / (Gain)	(736.00)